CINCOR PHARMA, INC.

230 Third Avenue

Waltham, Massachusetts 02451

August 8, 2022	VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Doris Stacey Gama

RE:	CinCor Pharma, Inc.

Registration Statement on Form S-1

File No. 333-266674

Acceleration Request

Requested Date:        August 10, 2022

Requested Time:       4:15 P.M. Eastern Time

Dear Ms. Gama:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on August 10, 2022, at 4:15 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant’s counsel may orally request via telephone call to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Ryan Sansom of Cooley LLP, counsel to the Registrant, at (617) 937-2335, or in his absence, Divakar Gupta at (212) 479-6474.

Very truly yours,

CinCor Pharma, Inc.

/s/ Marc de Garidel
Marc de Garidel
Chief Executive Officer

cc:	Terry Coelho, CinCor Pharma, Inc.

Ryan Sansom, Cooley LLP

Divakar Gupta, Cooley LLP

Sarah Sellers, Cooley LLP